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                                  [AEGON LOGO]

                                   PROSPECTUS

                                   AEGON N.V.

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                    AEGON USA PRODUCERS' STOCK PURCHASE PLAN

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                      10,000,000 SHARES OF ORDINARY SHARES

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      The AEGON USA Producers' Stock Purchase Plan (the "Plan") described in this prospectus has been established as a voluntary stock purchase plan for eligible participants of any subsidiary, division or affiliated company of AEGON
USA, Inc. that adopts the Plan. Such entities are referred to as "Participating
Companies." The Plan offers eligible participants an opportunity to purchase
Ordinary Shares (Euro 0.12 par value) of AEGON N.V. Ordinary Shares are referred to in this prospectus as "Common Stock." AEGON USA is a wholly owned subsidiary of AEGON N.V.

      Under the Plan, participants are entitled to allocate a portion of the commissions or compensation earned by them on the sale of Participating
Companies' insurance or other designated products to purchase shares of Common
Stock. Subject to certain vesting requirements, contributions of commissions by participants may be matched by a contribution depending upon which Participating
Company the participant represents. The Plan will operate as an open-market stock purchase plan. At the present time, AEGON intends to acquire shares under the Plan on the New York Stock Exchange at prevailing market prices, including applicable brokerage expenses.

      The Common Stock is traded on the New York Stock Exchange under the symbol
AEG. The Common Stock is also listed on the Euronext Amsterdam, Frankfurt, New
York, Tokyo, London, and SWX Swiss stock exchanges. On May 16, 2003, the closing sales price per share on the New York Stock Exchange for the Common Stock was $10.46.

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      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

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                  The date of this prospectus is May 21, 2003,
                 As amended on May 3, 2004 and January 27, 2005.

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                                TABLE OF CONTENTS

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                                                                     PAGE
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AEGON.................................................................. 1

USE OF PROCEEDS........................................................ 1

DESCRIPTION OF THE PLAN................................................ 1

MATERIAL FEDERAL INCOME TAX CONSEQUENCES.............................. 10

PRICE RANGE OF COMMON STOCK AND CURRENCY RISK......................... 15

LEGAL MATTERS......................................................... 16

EXPERTS............................................................... 16

WHERE YOU CAN FIND MORE INFORMATION ABOUT AEGON....................... 16

ENFORCEMENT OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS.............. 18

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Appendix A   --   Eligibility Requirement................................ A-1
Appendix B   --   Participant Contributions.............................. B-1
Appendix C   --   Matching Contributions by Participating Companies...... C-1

      You should rely on the information contained in or incorporated into this prospectus. AEGON has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. AEGON is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. AEGON's business, financial conditions, results of operations and prospects may have changed since that date.

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                                      AEGON

      AEGON N.V. ("AEGON" or the "Company") is a leading international insurance group with its headquarters in The Hague, The Netherlands. Its shares are quoted on the stock exchanges of Euronext Amsterdam, Frankfurt, New York (NYSE), London, SWX Swiss and Tokyo. Approximately 90% of AEGON's business is from life insurance, pension and related savings and investment products. With these products AEGON has the edge in markets that are large, growing and international. The remaining 10% of AEGON's business is in health insurance, property and casualty insurance and banking. Consistent with its policy of spreading risks to achieve reliable performance, AEGON seeks to maintain a good balance of business within its insurance group, both geographically and among product groups. With core operations in The Netherlands, the U.S., the United Kingdom, Spain and Hungary, AEGON has five highly concentrated national units. Each unit is a major competitor in its local market.

      AEGON is a Netherlands corporation with its principal executive offices at AEGONplein 50, 2591 TV, The Hague, The Netherlands (www.aegon.com).

                                 USE OF PROCEEDS

      Shares of AEGON's Common Stock will be acquired on behalf of the Participants (as defined below) in the Plan in open market transactions. AEGON will not receive any proceeds from the sale of such Common Stock. AEGON intends to acquire shares under the Plan on the New York Stock Exchange or a foreign securities exchange on which the Common Stock is listed at prevailing market prices, including applicable brokerage expenses.

                             DESCRIPTION OF THE PLAN

      The following is a summary of the material features of the Plan. This description of the Plan (including provisions of the Declaration of Trust of AEGON USA Producers' Stock Purchase Plan (the "Declaration of Trust")) is not complete and is subject to, and qualified in its entirety by, the provisions of the Plan (including the Declaration of Trust) which is incorporated by reference into this prospectus and has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

      AEGON has established the Plan as a Company-subsidized voluntary stock purchase plan for eligible participants of any subsidiary, division or affiliated company of AEGON USA that adopts the Plan. Such entities are referred to as "Participating Companies." Eligible participants in the Plan include (i) individuals who represent a Participating Company under a sales or an agency contract or appointment, including, but not limited to, a general agent's, area sales director's, supervisor's, or designated sales representative's contract or appointment ("Participating Agents"); and (ii) individuals from corporations which perform services for a Participating Company under a sales or an agency contract ("Participating Corporations") and who meet the other eligibility criteria described under "Eligibility Requirements." Participating Corporations include personal service corporations, corporations formed by multiple agents, and incorporated brokerage firms. The Plan is intended to serve as an investment vehicle for the Participating Agents and the individuals from the Participating Corporations. Collectively, such Participating Agents and the individuals from the Participating Corporations are referred to as "Participants."

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      The Plan is an open-market stock purchase plan. Contributions of commissions by the Participants may be matched by a contribution by AEGON which varies depending on which Participating Company the participant represents. The amount of matching contributions are set forth in Appendix C. Matching contributions are subject to the vesting requirements described under "Participant Contributions." Participation in the Plan is entirely voluntary. The Plan is considered an unfunded plan because AEGON does not set aside any assets to secure the value of nonvested amounts credited to the Incentive Bonus Account (as defined herein) of the Participants. The term "Incentive Bonus Account" is defined under "Matching Contributions."

      The Plan consists of two parts: a nonqualified deferred compensation plan ("NQDC") of AEGON and a grantor trust (the "Trust") to receive the contributions from the Participants which have been converted into Common Stock prior to deposit into the Trust (including reinvested dividends which have been used to purchase Common Stock on behalf of the Participants) as well as contributions of vested amounts transferred from the NQDC which have also been converted into Common Stock prior to deposit into the Trust. Each Participant will own an undivided interest in the assets of the Trust evidenced by ownership of shares of the Trust ("Trust Shares"). A separate book-entry record of the Trust Shares held for each Participant (the "Record") will be established and maintained to record each Participant's beneficial interest in the Trust assets. The Trust assets will be in the possession of a trustee appointed by AEGON (the "Trustee"). Massachusetts Fidelity Trust Company ("MFTC"), an Iowa state chartered trust company, is Trustee of the Trust. MFTC is a wholly owned indirect subsidiary of AEGON USA.

      The Trust assets consist primarily of Common Stock. However, the Trust assets also include, from time to time, a nominal amount of cash from the sale of Common Stock required for the necessary liquidation of a Participant's fractional interest in Trust Shares and cash dividends awaiting distribution to Participants or the reinvestment agent. Such cash is held by the Trustee in a non-interest bearing account. Common Stock and the non-interest-bearing cash account is held in a segregated account in the name of the Trust.

ELIGIBILITY REQUIREMENTS

      Eligible Participants must have and maintain a life insurance license, appointment and/or contract with a Participating Company (including, for purposes of a Participating Company that is a division of AEGON USA, an insurance company affiliate of AEGON USA) and must meet and maintain the specific eligibility requirements determined by a Participating Company set forth in Appendix A. Although the eligibility requirements are substantially different for each Participating Company, minimum eligibility requires sales commissions of at least $200 per month for Participants who are exclusive agents of the Participating Companies and approximately $25,000 of sales commissions for Participants who are not exclusive agents. Appendix A sets forth the current eligibility requirements for a Participating Company. The Participating Companies reserve the right to amend the eligibility requirements from time to time.

      Any Participant who redeems all of his Trust Shares will be ineligible for further participation in the Plan for one full calendar year after the date of the last redemption. Also, any Participant who has elected within 10 days prior to a new deposit or forfeiture allocation from the NQDC to directly receive the amount of such deposit or forfeiture allocation in Common Stock (as opposed to having such Common Stock deposited in the Trust on behalf of the Participant) will be ineligible for further participation in the Plan for one full calendar year after the date of the withdrawal. Therefore, no additional contributions by the Participant to the Trust or contributions by AEGON to the NQDC may be made on behalf of such Participant for one full calendar year. In addition, any non-vested amounts maintained in the NQDC on behalf of such Participant will be forfeited and their vesting for any future participation

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will be reduced to zero. Participants in the Plan representing more than one
Participating Company may participate with respect to each Participating Company the Participant represents.

      Eligible participants in the Plan do not include individuals who are considered to be statutory or common law employees or any individuals who have been "forced-out" of the Plan.

PARTICIPANT CONTRIBUTIONS

      Participants electing to participate in the Plan make periodic contributions to the Plan ("Voluntary Participant Contributions") by authorizing the automatic deduction from their commission checks of certain amounts of their commissions from the sale of certain life insurance, accident and health insurance and investment and annuity products specified by a Participating Company from time to time. Such deductions are taken on an after-tax basis. Such deducted amounts are equal to a stated percentage or dollar amount of a Participant's commissions subject to the limits set forth in Appendix B. However, in no event shall Voluntary Participant Contributions exceed the lesser of $120,000 and 25% of a Participant's total commissions in any Plan year.

      The amount of the Participant's contribution is transferred to an independent broker to purchase Common Stock on the Participant's behalf. Common Stock acquired in the open market is deposited into the Trust on behalf of the Participant and in return the Participant receives an equal number of Trust Shares. See "The Trust." Brokerage expenses incurred in connection with the acquisition of Common Stock on the open market are deducted from Participant contributions thereby reducing the amount of Common Stock deposited to the Trust on behalf of the Participant. All contributions of Common Stock are deposited into the Trust. Participants electing to voluntarily discontinue their contributions will not be permitted to elect to resume such contributions until the beginning of the next Plan year. A Plan year refers to the twelve-month period beginning January 1 and ending the following December 31.

MATCHING CONTRIBUTIONS

      Matching contributions by AEGON are accomplished by means of the NQDC. The matching contribution formula for a Participating Company is set forth in Appendix C together with Plan inception contributions for certain Participating Companies. The matching contribution varies for each Participating Company. Matching contributions are subject to the vesting requirements described under "Vesting and Withdrawal." The matching contribution formula of a particular Participating Company may be changed upon 30 days' advance notice to each Participant. Any such change will be effective thirty days after notice to applicable Participants.

      Under the NQDC, an account ("Incentive Bonus Account") is established for each Participant in the Plan. Matching contributions are converted to a number of shares of Common Stock at the time each matching contribution is credited. Matching contributions are credited to the Incentive Bonus Account of a Participant semi-monthly, as of the next business day following the 15th day of and the last day of each month following the determination of the matching contribution for such period. The number of shares credited to a Participant's account under the NQDC depends on the market price of the Common Stock on the New York Stock Exchange (or other exchange) on the day that AEGON purchases Common Stock to informally fund its obligations under the NQDC. Under the Plan, AEGON is required to purchase Common Stock in its own name to match the liability created by the NQDC. However, until a Participant's interest in the NQDC vests such Participant has no right to such Common Stock and this asset is subject to the general creditors of AEGON. The NQDC portion of the Plan is considered an

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unfunded plan because AEGON does not set aside any assets to secure the value of nonvested amounts credited to the Incentive Bonus Account of the Participants. The value of the Incentive Bonus Account reflects an adjustment for any dividend income and unrealized gain or loss that would have resulted if such account had been funded with Common Stock and all dividends had been reinvested in Common Stock from the date of the purchase of Common Stock by AEGON to informally fund its obligations under the NQDC. AEGON may informally fund certain of its financial obligations under the NQDC by contributions from the Participating Companies. The amount of the matching contribution is reduced to the extent of any brokerage expenses incurred in acquiring the Common Stock on the open market. Upon vesting of contributions made on behalf of a Participant to the NQDC, the related amount of Common Stock is then deposited into the Trust on behalf of the Participant and the Participant receives the equivalent amount of Trust Shares.

      In addition to the matching contributions by AEGON described above, AEGON, through a Participating Company, may from time to time contribute additional discretionary amounts to the NQDC, although AEGON is not obligated to do so. Such additional amounts, if any, will be allocated at the discretion of a Participating Company; however, in the absence of direction from a Participating Company, the additional amounts will be divided pro rata among the eligible Participants with respect to such Participating Company based upon current year Voluntary Participant Contributions.

      Under the NQDC, AEGON also makes annual allocations within the NQDC of the amount of forfeitures under the NQDC due to early withdrawal from the Plan by Participants. Such allocations under the NQDC are made to the remaining eligible Participants of the Participating Company for which the forfeitures arose based on current year Voluntary Participant Contributions to the Trust (not including reinvested dividends). Such allocation shall be made January 1 of each year.

PURCHASES OF COMMON STOCK; PURCHASE PRICE

      The Plan operates as an open-market stock purchase plan. At the present time, AEGON acquires shares on behalf of Participants in the Plan on the New York Stock Exchange or a foreign exchange on which the Common Stock is listed. Voluntary Participant Contributions are forwarded by AEGON to an independent broker to purchase Common Stock. Generally, such amounts are forwarded so that purchases are made semimonthly as of the open of the next business day following the 15th day of and the last day of each month following receipt of such contributions (an "investment date"). If, for any reason, shares of Common Stock are unavailable for such a scheduled purchase, the independent broker purchases shares on the next date on which Common Stock becomes available, as of the open of that date. The independent broker shall purchase shares in such amounts, at such price and by such method as it determines in its sole discretion. In making such purchases, the independent broker will commingle amounts received by AEGON on behalf of all Plan Participants, and the purchase price for the shares purchased for each Participant is the average price of the shares purchased on the applicable investment date, including any applicable brokerage fees.

      Upon receipt of each period's Participant Voluntary Contributions, AEGON will forward such contributions to an independent broker to purchase Common Stock as soon as administratively possible. If shares of Common Stock are not available for purchase and therefore such Voluntary Participant Contributions are unable to be invested in Common Stock, they will be held until the next date on which shares of Common Stock become available.

      Common Stock purchased on behalf of AEGON to informally fund its obligations under the NQDC will be made on the next business day following the date that matching contributions are credited to the Incentive Bonus

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Account of Participants. AEGON will forward the necessary amounts to an independent broker to make the purchases on its behalf in accordance with the procedures set forth above.

VESTING AND WITHDRAWAL

      A Participant is fully vested in Voluntary Participant Contributions at all times while matching contributions credited to a Participant's Incentive Bonus Account are subject to vesting requirements.

      A Participant's interest in the NQDC attributable to (i) matching contributions made by AEGON, (ii) discretionary contributions made by AEGON, and
(iii) any forfeitures credited to a Participant's account, is subject to a 10-year vesting period, vesting at the rate of 10% for each full Plan year of continual eligibility and participation which follows the Participant's initial date of participation in the Plan. On December 31 of each Plan year, the vesting rate that will be applied to the matching contributions made to the NQDC on behalf of a Participant during the next Plan Year will be computed.

      A Participant's interest in the NQDC which is or subsequently becomes fully vested will be automatically transferred on a quarterly basis in the form of Common Stock by AEGON to the Trust on behalf of the Participant, unless the Participant elects to receive the contribution directly in Common Stock. Such transfers will be made as soon as administratively possible following the end of such calendar quarter and each Participant will be credited with one Trust Share for each full share of Common Stock deposited to the Trust on his behalf.

      The Trust Shares that are owned by a Participant are 100% vested at all times. A Participant therefore may terminate participation in the Plan at any time and receive an in kind distribution of the amount of Common Stock equal to the number of Trust Shares which are owned by him at such time. No fractional shares of Common Stock will be issued or delivered. Where applicable, cash representing fractional shares of Common Stock will be paid to the Participants. The value of such fractional shares will be calculated based upon the fair market value of such Common Stock which will be based upon the last reported sale price on the New York Stock Exchange or other applicable stock exchange on the business day next succeeding the date on which the value of the shares is to be fixed.

      Notwithstanding the general vesting requirements set forth above, with respect to any Participant who was an agent of a Participating Company prior to the date that the Participating Company elected to adopt the Plan, and who subsequently becomes a Participant of the Plan within three months after such date, a year of participation for vesting purposes will be determined from the date the Participant became an agent of a Participating Company. For example, a Participant who became an agent of a Participating Company during 1998 and who becomes a Participant in the Plan by March 31, 2003 or the effective date for a Participating Company, if later, will be immediately vested as to 40% of any contributions to the NQDC on his/her behalf by AEGON. This only applies to provide uniformity in vesting to agents who are licensed and then become Participants when the company they are licensed with become Participating Companies. Additionally, a Participant who has more than one Incentive Bonus Account due to eligibility for this Plan with regard to more than one Participating Company shall have years of participation for vesting purposes on all such accounts be initially uniform and determined from the earliest date applicable to any such Participating Company and thereafter continual vesting shall be determined independently with regard to each Participating Company. Finally, a Participant who has been "forced out" of the Plan due to a statutory or common law employer-employee relationship with AEGON may receive from the appropriate Participating Company a year of participation for vesting purposes for each year the individual was a Participant in the Plan prior to being "forced out."

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      A Participant who, for two calendar years, (i) fails to meet the eligibility requirements of a Participating Company, or (ii) does not contribute to the Plan will be treated as terminating participation in the Plan and will be forced to withdraw from the Plan.

      A Participant who terminates participation in or withdraws from the Plan (including by reason of termination of the relationship with a Participating Company) prior to being 100% vested as to amounts in the Incentive Bonus Account under NQDC will forfeit the right to any part of the matching contributions to the NQDC made by AEGON on his behalf which have not yet vested, including any appreciation thereof. Any such forfeitures of non-vested amounts will be treated as additional contributions for the remaining Participants of the respective Participating Company for which the forfeitures arose and will be annually allocated in the NQDC to the remaining Participants based on the then current year Voluntary Participant Contributions to the Trust (excluding reinvested dividends). Forfeitures occurring during each Plan year will be treated as a contribution to the NQDC for the last month in such year.

      Any Participant who dies, is permanently disabled, or ceases to participate at or after the age of 65, will be immediately vested as to the full amount of contributions made on his behalf to the NQDC, including any forfeitures allocated to him.

      If the Plan terminates in its entirety or a Participating Company terminates its involvement in the Plan, all such Participants will be entitled to 100% vesting of all amounts allocated to them in the NQDC. Upon termination of participation in the Plan by a Participating Company, the Participants will be treated as having voluntarily redeemed all of their Trust Shares. However, such Participants will not be treated as having voluntarily redeemed all of their Trust Shares and will not be entitled to vesting of all amounts allocated to them in the NQDC where, within 30 days following termination by a particular Participating Company, another Participating Company assumes the liability for making contributions to the NQDC on behalf of the Participants.

TERMINATION OF AGENCY RELATIONSHIP

      As of the date of voluntary or involuntary termination of an agency or registered representative contract, a Participant will automatically be deemed to have elected to redeem all Trust Shares owned by him.

THE TRUST

      Trust Shares. All contributions to the Trust are in the form of Common Stock. Ownership interests in the assets of Trust are represented by Trust Shares. One Trust Share is equivalent to one share of Common Stock. Each Participant is the owner of the number of Trust Shares representing deposits to the Trust of Common Stock made on his behalf and the Trustee maintains a Record for each Participant reflecting the appropriate number of Trust Shares. The Trustee is authorized to hold fractional Trust Shares in the Participants' Records. These deposits include contributions by the Participant which have been deposited into the Trust (which include reinvested dividends) in the form of Common Stock and contributions of vested amounts transferred from the NQDC which have also been deposited into the Trust in the form of Common Stock.

      Dividends on the Common Stock. Current cash dividends or other income generated by Trust assets are, at the election of the Participant to whom the Common Stock relates, (i) paid in cash to a reinvestment agent (the "Reinvestment Agent") and used by such Reinvestment Agent to purchase additional Common Stock to be deposited

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in the Trust on the Participant's behalf; or (ii) paid in cash to the
Participant. The Reinvestment Agent appointed by AEGON acts on behalf of the Participants with regard to the reinvestment of each Participant's pro rata share of any dividend or other income generated by Trust assets. Currently, the Reinvestment Agent is MFTC, a wholly owned indirect subsidiary of AEGON and the Trustee of the Trust. Any purchases of Common Stock made on behalf of the Participants by the Reinvestment Agent are made through an independent broker in the same manner as other purchases of Common Stock pursuant to the Plan. See "Purchases of Common Stock; Purchase Price." The election by a Participant to receive current dividends or other income generated by Trust assets in cash (in lieu of reinvestment) are considered a permitted partial withdrawal and do not subject the Participant to a full calendar year limitation on further participation in the Plan. Such cash distributions are made as soon as administratively possible after determination of each Participant's pro rata share of such income.

      Voting Rights. To the extent required by law, any voting rights in connection with the shares of Common Stock represented by a Participant's Trust Shares are passed through to that Participant. The Trustee will distribute to the Participants any proxy materials, reports, and other related materials with regard to any voting issues and will solicit voting instructions from the Participants by sending written requests for instructions. Each Participant's number of votes is determined based on the number of shares of the Trust owned by the Participant, including fractional shares, as of the most recent valuation date. The Trustee will vote all shares of Common Stock held by the Trust according to instructions given by the Participants; provided, however, that votes on shares of Common Stock as to which no timely instructions have been received will be voted by the Trustee in proportion to the voting instructions that have been received by the Participants.

      Quarterly Statements. Each Participant will receive at least quarterly a statement (the "Statement of Record") setting forth the total amount contributed to the Trust for such Participant, the number of Trust Shares held for the Participant by the Trustee, the current value of a Trust Share and the current value of the Participant's total interest in the Trust. This Statement of Record will also include information regarding the Participant's non-vested interest in the NQDC. In addition, the Trustee will, as soon as practicable after the end of each Plan year, issue to each Participant a Statement of Record for each Participant as of the end of the Plan year. Audited financial statements of the Trust will be prepared annually or as required by the Trustee, and, to the extent required by applicable rules and regulations, will be distributed to each Participant. However, in no event will audited financial statements be prepared and distributed less frequently than annually.

      Transferability of Interest. Except as set forth below, Trust Shares owned by a Participant are nonassignable and may not be transferred in whole or in part. However, the Declaration of Trust provides for the limited right of assignment where certain Participants are compensated by a Participating Company on an advance commission basis or are otherwise indebted to a Participating Company. Participants who are compensated on an advance commission basis become indebted to a Participating Company to the extent of advance commission payments made by a Participating Company and are required by the Participating Company to assign the corresponding value of Trust Shares as security for such indebtedness. Therefore, Participants will be allowed to assign Trust Shares to a Participating Company as security to the extent of any such indebtedness to a Participating Company due to advance commission payments or other indebtedness to a Participating Company. Where liquidation of such collateral results in redemption of all or part of the Trust Shares owned by a Participant, such liquidation will be treated as a voluntary termination without notice to the Participant or the Trust.

      Redemption of Trust Shares. A Participant may redeem at any time all of his Trust Shares by giving notice in writing to the Trustee. The total Trust Shares owned by a Participant will be determined as of the last day of the month in which such written notice is received and will include all contributions up to and including the last day of

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such month. Any distributions made upon redemption of Trust Shares will be made in the form of Common Stock with amounts representing fractional Trust Shares paid in cash, based upon the fair market value of such Common Stock which will be based upon the last reported sale price on the New York Stock Exchange or other applicable stock exchange on the business day next succeeding the date on which the value of the shares is to be fixed. Upon redemption of all Trust Shares owned by a Participant, such Participant will be ineligible for participation in the Plan for a period of one full calendar year after the date of such redemption.

      Generally, no redemptions of Trust Shares will be made with respect to any Trust Shares assigned to a Participating Company while any indebtedness of a Participant to a Participating Company remains outstanding (due to advance commission payments), unless the Trust receives a written release of such claims to the Participant's Trust Shares from the applicable Participating Company.

      Participants may also make partial redemptions under certain circumstances. Once during each Plan year, Participants may make a partial redemption equal to a specified percentage of Trust Shares owned by them with the permitted percentage increasing based on years of participation and age of the Participant. A Participant may make an annual election to withdraw (i) 10% of Trust Shares after 15 years of participation; (ii) 10% of Trust Shares after the age 55; (iii) 20% of Trust Shares after 20 years of participation; or (iv) 20% of Trust Shares after the age 60. A redemption may also be permitted upon a written request of specific financial hardship or need by a Participant approved in writing by the administrative committee (the "Administrative Committee") of the Plan. It will be in the sole discretion of the Administrative Committee of the Plan to approve any such hardship withdrawal request. For this purpose, hardship means an immediate and heavy financial need of the Participant. As set forth in the Declaration and the Plan, an immediate and heavy financial need includes, but is not limited to: extraordinary expenses incurred on account of accident, sickness, disability or any emergency affecting a Participant or his dependents; the prevention of the eviction from or the foreclosure on a Participant's principal residence; the purchase of a Participant's principal residence; the payment of post-secondary tuition for a Participant, his spouse or his dependent; and such other hardship criteria as the Administrative Committee may from time to time establish. Participants obtaining hardship withdrawals may not make contributions until January 1 of the next year, provided they are otherwise eligible.

      Pursuant to the Plan, Participants who redeem all of their Trust Shares will forfeit any amounts contributed to the NQDC by AEGON on their behalf which have not yet vested. In addition, Participants who are dismissed with cause by AEGON will forfeit any such contributions by AEGON to the NQDC and any forfeitures previously allocated to them in the NQDC which have not yet vested. "Dismissed with cause" is defined in the Declaration to mean dismissal of a Participant by a Participating Company as determined by the Participating Company. Forfeitures of such Participants dismissed with cause will be allocated in the NQDC to the remaining Participants in the same manner as other forfeitures of amounts in the NQDC. Any Participant dismissed with cause that subsequently becomes eligible to participate in the Plan will begin a new vesting period.

      If a Participant dies, becomes permanently disabled or terminates an agency contract at or after age 65 with any of the Participating Companies, or dies or becomes permanently disabled prior to age 65, the number of Trust Shares owned by him or her as of the most recent month-end valuation date will be distributed in total in the form of Common Stock to him or her, or his/her beneficiaries. Any distributions hereunder will commence as soon as administratively possible after the last day of the month in which proper notice of such event was given to the Trustee.

      If the Plan terminates in its entirety or a Participating Company terminates its involvement in the Plan, all such Participants will be entitled to 100% vesting of all amounts allocated to them in the NQDC. Upon termination of participation in the Plan by a Participating Company, the Participants will be treated as having voluntarily redeemed all of their Trust Shares. However, such Participants will not be treated as having voluntarily redeemed all of their Trust Shares and will not be entitled to vesting of all amounts allocated to them in the NQDC where, within 30 days following termination by a particular Participating Company, another Participating Company assumes the liability for making contributions to the NQDC on behalf of the Participants.

      Notwithstanding the foregoing, a Participant who has a vested Trust Share value of $250,000, or more, in his/her account may withdraw an amount of vested Trust Shares from his/her account in excess of this amount. The Participant shall always retain a vested Trust Share value of at least $250,000 in the account. This withdrawal request must be submitted in writing to the Plan Administrator and will only be available once per calendar year. Any such withdrawal will not cause a forfeiture of any amounts contributed to the NQDC by AEGON on the Participant's behalf which have not yet vested.

      Administration of the Trust. The Trustee has been appointed by AEGON to administer the Trust and may be removed by AEGON at any time upon written notice to such Trustee. The Chief Executive Officer of AEGON USA will have the authority to act for AEGON to control and manage the operation and administration of the Plan. An administrative committee (the "Administrative Committee") for the Plan has been selected to oversee the daily administration of the Plan. In the event of the resignation or removal of the Trustee, the Administrative Committee will promptly appoint a successor Trustee. Resignation of the Trustee must be in writing and will take effect 30 days after receipt unless the Administrative Committee appoints a successor Trustee prior to that time in which case the resignation will take effect upon appointment of the successor Trustee.

      Specifically, the Administrative Committee is responsible for overseeing the Plan operation, approving hardship requests, resolving problem situations and reviewing on an ongoing basis technical and legal issues with respect to the Plan. The Trustee is responsible for coordinating the various management duties of the Trust, including receiving Common Stock for deposit into the Trust, recordkeeping, providing Statements of Record, tracking tax bases in the Common Stock, preparing Trust filings, passing on voting materials to Participants, complying with Commission requirements and coordinating the transfer of Common Stock into the Trust from the NQDC. As the Reinvestment Agent, MFTC is also responsible for holding and soliciting election forms from the Participants and redepositing income and dividends in the form of Common Stock into the Trust on behalf of the Participants electing such reinvestment. In addition, the Trustee is responsible for any filings, reportings and any tax withholdings and remittance required by law with respect to Trust income or distributions. If any taxes upon or with respect to the Trust or any of its assets or income are payable by the Trustee, such amounts will be charged on a pro rata basis to Participants based on their number of Trust Shares. Expenses that may be charged to Participants are subject to certain limitations.

      Currently the Trustee is not compensated for its services from the assets of the Trust but will be reasonably compensated for its services by AEGON or the Participating Companies as determined by the Administrative Committee. However, any fees for Trustee's services not paid by AEGON or the Participating Companies will be paid pro rata from the assets of the Trust. The Trustee will also be authorized to act solely on the basis of notifications and facts received from the Participating Companies regarding allocations of Common Stock and redemptions of Trust Shares to be made. All reasonable and necessary expenses, taxes and charges, and fees for agents, brokers, accountants and counsel to the Trust are authorized to be paid by the Trustee.

      Indemnification of Trustee. The Trustee will be indemnified by AEGON, the Participating Companies, or by the Trust, or all, against any loss or liability accruing to it without negligence, bad faith, or willful misconduct on its part, arising out of or in connection with the administration of the Trust. As a fiduciary for the Trust, the Trustee is authorized to hold, manage and control all property at any time forming part of the Trust; to employ such agents, brokers, accountants and counsel or any other agents (except for brokers) affiliated with AEGON or AEGON USA, as may be reasonably necessary in managing and protecting the Trust and to pay them reasonable compensation; to settle, compromise or abandon all claims and demands in favor of or against the Trust; and to do all other acts in their judgment necessary and desirable for the proper administration of the Trust and the Plan.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

      Overview of Recognition of Income for Federal Income Tax Purposes. Each Participant will recognize taxable ordinary income in the amount of AEGON's matching contribution to the NQDC when such contribution vests, the Plan terminates or, generally, a Participating Company terminates its involvement in the Plan unless a Section 83(b) election was previously made to include the nonvested amount in a Participant's taxable ordinary income. A Participant's pro rata portion of dividends paid with respect to the Common Stock held by the Trust can be taxable as ordinary income or capital gain or treated as a return of capital generally depending on whether such dividends are paid out of AEGON's "earnings and profits" and such Participant's basis in the Common Stock represented by its Trust Shares. If any nonvested amounts allocable to a Participant were previously included in such Participant's taxable income pursuant to a Section 83(b) election, but are subsequently forfeited, such Participant may treat as a loss the excess (if any) of (i) the amount paid (if any) for such nonvested amount over (ii) the amount realized upon such forfeiture. A Participant can generally recognize taxable gain (or loss) when Common Stock is disposed of by the Trust but not if the Participant redeems any Trust Shares (except, with respect to any amounts received, if any, in lieu of fractional shares of Common Stock). Finally, if a Participant's pro rata interest in the Common Stock does not equal a whole share, he may receive, entirely cash in exchange for his pro rata portion of the Common Stock and recognize taxable gain or loss.

      Payments to the Trust of dividends on the Common Stock may be subject to certain Netherlands foreign taxes and a Participant should consider whether the Trust Shares or any dividend income and long-term capital gain relating thereto may be subject to state and local taxes.

      The following is the opinion of counsel with regard to all material Federal income tax consequences of participation in the Plan. The Trust is not structured to qualify as an exempt plan under Section 401 of the Code of 1986 (the "Code"). In rendering the opinion set forth below, Chapman and Cutler LLP has assumed that: (i) the Trust is not structured to qualify as an exempt plan under Section 401 of the Code of 1986 and (ii) Participants hold the Trust Shares as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. Participants should consult their own tax advisers in evaluating the Federal, state, local and any other tax consequences of the purchase, ownership and redemption of the Trust Shares in the Trust and should consider any consequences which may be affected by their own particular circumstances.

      Based on the foregoing, and based on review and consideration of existing Federal income tax law as of the date hereof, in the opinion of Chapman and Cutler LLP:

            1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Participant will be treated as the owner of a pro rata portion of the assets of the Trust under the Code;

      and the income of the Trust will be treated as income of the Participants thereof under the Code. A Participant will be considered to have received his pro rata share of the income derived from each share of Common Stock when such income is received by the Trust.

            2. A Participant's contribution to the Trust (which is derived from the Participant's taxable earnings and is therefore considered to be made with "after-tax dollars") and AEGON's nonvested contribution to the NQDC are nontaxable to the Participant (unless a Section 83(b) election is made to currently include the nonvested amount in his taxable income as discussed in Section 83(b) Election below). The NQDC will not be treated as part of the Trust for purposes of the discussion set forth in paragraph 1 above. Each Participant will recognize taxable ordinary income as compensation in the amount of AEGON's matching contribution to the NQDC when such contribution vests (unless a Section 83(b) election was previously made to include the nonvested amount in his taxable income as discussed in Section 83(b) Election below). A Participant's contribution and a vested AEGON matching contribution are allocated among the Participant's pro rata portion of the Common Stock held by the Trust (in proportion to the fair market value thereof on the date that the Common Stock is purchased) in order to determine his tax basis for his pro rata portion of Common Stock held by the Trust. The holding period applicable to particular Common Stock depends on how such Common Stock is transferred to the Trust. A particular holding period will begin just after a NQDC amount vests or a Section 83(b) election is made relating to such NQDC amount, or on the day after the date the Participant's contribution or reinvested amount (dividends and other income distributed from the Trust) is converted into Common Stock as applicable. For Federal income tax purposes, a Participant's pro rata portion of dividends, as defined by
      Section 316 of the Code, paid with respect to the Common Stock held by the Trust is generally taxable as a qualified dividend to the extent of AEGON's current and accumulated "earnings and profits"; such income will be recognized by a Participant for Federal income tax purposes when it is received by the Trust or as such dividends accrue, depending upon such Participant's method of tax accounting and without regard to whether or not such dividends are reinvested by the Trust. A Participant's pro rata portion of any dividends paid on Common Stock which exceed such current and accumulated earnings and profits will first reduce a Participant's tax basis in Common Stock held by the Trust, and to the extent that such dividends exceed a Participant's tax basis in such Common Stock has been reduced to zero, such dividends shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Participant has held his Trust Shares for more than one year.

            3. Any nonvested amounts allocable to a Participant which are held in the NQDC and are forfeited by such Participant pursuant to the terms of the Plan do not result in a taxable loss recognized by the Participant (unless a Section 83(b) election was made to include the nonvested amounts in his taxable income as discussed in Section 83(b) Election below). Instead, the Participant's recognizable loss upon forfeiture of amounts in connection with a redemption will be limited to the excess (if any) of (i) the amount paid (if any) for such nonvested amount over (ii) the amount realized upon such forfeiture and may be subject to other Federal income tax provisions limiting a Participant's ability to recognize such loss. Taxable gain or loss should not be recognized by a Participant in connection with in-kind distributions of Common Stock from the Trust to such Participant, except with respect to cash received, if any, in lieu of fractional shares of Common Stock. In such a case, a Participant's portion of gain, if any, recognized upon the disposition of Common Stock held by the Trust would generally be considered a capital gain and would be long-term if the Participant has held his Trust Shares for more than one year and a Participant's portion of loss, if any, upon the disposition of Common Stock held by the Trust would generally be considered a capital loss and, in general, would be long-term if the Participant has held his Trust Shares for more than one year. Participants should consult their tax advisers regarding the recognition and character as long-term or short-term of such capital gains and losses for Federal income tax purposes.

      Section 83(b) Election. A Participant may file a Section 83(b) election before but not later than 30 days after the date the Participating Company contributes funds to the NQDC. If a Section 83(b) election is made, the amount contributed to the NQDC for the benefit of such Participant by the Participating Company is included in the Participant's taxable income as ordinary income treated as compensation for services in the year of contribution and the vesting rules described above do not apply with respect to amounts for which the election has been properly made. Thus, when the amount subsequently vests and is converted into Common Stock and is deposited in the Trust, there is no taxable event to the Participant at the time such amounts vests, provided that the
Section 83(b) election had been properly made. In computing the gain or loss from a subsequent sale of the Common Stock by the Trust or any redemption of Trust Shares in exchange for Common Stock by the Participant, the Participant's tax basis with respect to his share of the Common Stock held by the Trust will include the amount that was previously included in the Participant's taxable income and the holding period with respect to such Common Stock will commence just after the date the funds were contributed to the NQDC by the Participating Company. If any nonvested amounts allocable to a Participant previously included in such Participant's taxable income pursuant to a Section 83(b) election, but are subsequently forfeited, such Participant may treat as a loss the excess (if any) of (i) the amount paid (if any) for such nonvested amount over (ii) the amount realized upon such forfeiture. This loss will generally be considered a capital loss. Once a Section 83(b) election is made it is irrevocable without the consent of the Internal Revenue Service. Participants should consult their tax advisers concerning the tax consequences of a Section 83(b) election and for specific information about the manner in which the election is made.

      Recognition of Taxable Gain or Loss upon Disposition of Common Stock by the Trust or Redemption of Trust Shares. A Participant will recognize a taxable gain (or loss) when Common Stock is disposed of by the Trust (regardless of whether or not the proceeds realized are distributed to the Participant) but not if the Participant redeems any Trust Shares (except with respect to any cash received, if any, in lieu of fractional shares of Common Stock). The amount of gain or loss recognized will be based on the difference between the amount of proceeds and the Participant's tax basis in his interest in such Common Stock. For taxpayers other than corporations, net capital gains are currently subject to a maximum stated marginal tax rate of 15%, provided that the twelve-month holding period is met.

      The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the maximum long term capital gains rate. Generally, the maximum capital gains rate on adjusted net capital gain is 15% to the extent an individual is taxed at the 25% or higher marginal rates and 5% (0% in the case of taxable years beginning after 2007) to the extent the individual is taxed at the 15% or 10% rates. In addition, qualified dividend income is treated as net capital gain and is therefore also subject to the lower rates. Because some or all capital gains are taxed at a comparatively lower rate, there is a provision in the Code that re-characterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Participants should consult with their tax advisers regarding the potential effect this provision as well as the other provisions of the Code on their investment in the Trust Shares.

      Special Tax Consequences of In-Kind Distributions upon Redemption of Trust Shares or Termination of the Trust.

      Consequences of Immediate Vesting. If the Plan terminates in its entirety or a Participating Company terminates its involvement in the Plan without another Participating Company assuming payments to the NQDC within 30 days, all Participants are entitled to 100% vesting of all amounts allocated to them in the NQDC. These vested amounts are taxable in the same manner as the previously discussed NQDC vested amounts. Thus, the tax consequences to a Participant of his share of the contributed amounts will depend upon whether a Section 83(b) election was made, as discussed above.

      Consequences of Redemption. As previously discussed, prior to the redemption of Trust Shares or the termination of the Trust, a Participant is considered as owning a pro rata portion of each of the Trust assets for Federal income tax purposes. The receipt of an In-Kind Distribution upon the redemption of Trust Shares or the termination of the Trust would be deemed an exchange of such Participant's pro rata portion of each of the shares of Common Stock and any other assets held by the Trust in exchange for an undivided interest in whole shares of Common Stock plus, possibly, cash. The discussion set forth below does not address the consequences of immediate vesting of a Participant's share of any amounts contributed to the Plan, those consequences were separately discussed above.

      There are generally three different potential tax consequences which may occur in connection with an In-Kind Distribution with respect to the Common Stock. If the Participant receives only whole shares of Common Stock in exchange for his pro rata portion in each share of such Common Stock held by the Trust, there is no taxable gain or loss recognized upon such deemed exchange pursuant to Section 1036 of the Code. If the Participant receives whole shares of Common Stock plus cash in lieu of a fractional share of such Common Stock, and if the fair market value of the Participant's pro rata portion of the shares of such Common Stock exceeds his tax basis in his pro rata portion of such Common Stock, taxable gain would be recognized in an amount not to exceed the amount of such cash received, pursuant to Section 1031(b) of the Code. No taxable loss would be recognized upon such an exchange pursuant to Section 1031(c) of the Code, whether or not cash is received in lieu of a fractional share. Under either of these circumstances, special rules will be applied under Section 1031(d) of the Code to determine the Participant's tax basis in the shares of the Common Stock which he receives as part of the In-Kind Distribution. Finally, if a Participant's pro rata interest in the Common Stock does not equal a whole share, he may receive entirely cash in exchange for his pro rata portion of the Common Stock. In such case, taxable gain or loss is recognized by the Participant and is measured by comparing the amount of cash received by the Participant with his tax basis in the Common Stock.

      General. Participants will be notified at least quarterly of the amounts contributed to the Trust for each Participant, the number of Trust Shares held for each Participant, the current value of a Trust Share, the total interest in the Trust, and other information regarding the Participant's interest in the NQDC. Participants will be notified annually of the amounts of dividends includable in the Participant's gross income and amounts of Trust expenses which may, subject to the limitations discussed above, be claimed as itemized deductions.

      Where applicable, the Trustee will be responsible for any tax filings, reporting, and any tax withholdings and remittance required by law with regard to the Trust income or distributions.

      State, Local or Other Tax Consequences. The discussion set forth above does not address whether or not there are any related state, local or other taxes (including any foreign taxes) associated with the Plan and Participants should consult their own tax advisers in this regard. Payments to the Trust of dividends on the Common Stock may be subject to certain Netherlands or foreign taxes and Participants should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. A Participant should consider whether dividend income and long-term capital gains may be subject to state and local taxes. Participants should consult their own tax advisers regarding the tax consequences of participating in the Plan.

TERMINATION AND AMENDMENT OF THE PLAN

      As future conditions affecting AEGON cannot be foreseen, AEGON reserves the right to terminate the Plan and the Trust at any time, or to amend or restate it from time to time as directed by the Chief Executive Officer of AEGON USA. However, no amendment to the Plan or Trust which would operate to change the investments of the Trust may be made without a written opinion from legal counsel that such a change would not jeopardize the tax status or any other aspect or element of the Trust. AEGON shall promptly give notice of any such action to the Trustee, all Participating Companies and to the Participants affected thereby. An amendment may affect the Participants, but may not diminish the rights of any Participant as of the effective date of such modification or divest him or any right or interest which was then vested in him.

      The Trust shall terminate in the event of the dissolution, merger or consolidation of AEGON, or the sale or other disposition of substantially all of its assets, unless within one hundred eighty days (180) thereafter provision is made by the successor for continuing the Trust; and in that event such successor shall be substituted for AEGON hereunder. The Trustee then acting may order and direct that the Trust be terminated in the event AEGON shall be adjudicated a bankrupt or shall be placed in receivership.

LIMITATIONS ON COMMON STOCK REPURCHASES BY AEGON

      AEGON's Articles of Incorporation and Netherlands' law contain certain restrictions on the number of shares of Common Stock that AEGON may repurchase. In addition, such repurchases may only be made upon the receipt of appropriate authorizations from the shareholders of AEGON. The number of shares of Common Stock purchased in the open market pursuant to the Plan may be considered repurchases by AEGON and may be combined with other repurchases of Common Stock by AEGON for purposes of those limitations. In the event that the purchase limitations are exceeded or shareholder approval for repurchases is not continued, AEGON reserves the right to terminate or suspend the Plan.

                  PRICE RANGE OF COMMON STOCK AND CURRENCY RISK

      The Common Stock is traded on the New York Stock Exchange under the symbol AEG and listed on the Euronext Amsterdam, Frankfurt, Tokyo, London and SWX Swiss stock exchanges. The following table sets forth, for the periods indicated, the high and low sales price for the Common Stock on the New York Stock Exchange. Share prices have been adjusted for all stock splits through December 31, 2002.

                                                                              HIGH          LOW
1998....................................................................      62.88        22.28
1999....................................................................      65.00        36.07
2000....................................................................      49.12        32.12
2001....................................................................      41.56        21.00
2002....................................................................      27.04         9.23
Calendar 2001
   First Quarter........................................................      41.56        27.33
   Second Quarter.......................................................      34.08        26.60
   Third Quarter........................................................      31.65        21.00
   Fourth Quarter.......................................................      28.25        24.61
Calendar 2002
   First Quarter........................................................      27.04        20.86
   Second Quarter.......................................................      25.07        17.99
   Third Quarter........................................................      20.69         9.23
   Fourth Quarter.......................................................      15.96        10.05
Most recent six months
   November 2002........................................................      15.96        12.45
   December 2002........................................................      15.96        12.49
   January 2003.........................................................      14.81        11.71
   February 2003........................................................      13.05         9.69
   March 2003...........................................................      10.69         6.70
   April 2003...........................................................      10.65         7.49
   May 2003 (through May 16)............................................      11.05         9.62

      On January 1, 1999, the Dutch guilder became a component of the euro. The exchange rate at which the guilder has been irrevocably fixed against the euro is EUR 1 = NLG 2.20371. AEGON pays dividends in Euros which must be converted into dollars in order to pay United States stockholders. Since the principal trading market of the Common Stock is other than the New York Stock Exchange, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the Common Stock in its principal trading markets. Accordingly, the price of the Common Stock on the New York Stock Exchange will be affected by currency fluctuations. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (like AEGON) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is the risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

      As of May 16, 2003 the USD exchange rate was EUR 1 = USD 1.1574. The high and low exchange rates for the US dollar per euro for each of the last six months through May 2003 are set forth below. The US dollar exchange rates are the noon buying rates in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York.

                               11/2002       12/2002      1/2003       2/2003       3/2003       4/2003
High........................   1.0139        1.0485       1.0861       1.0875       1.1062       1.1180

Low.........................   0.9895        0.9927       1.0361       1.0708       1.0545       1.0621

      The average exchange rates for the US dollar per euro for the five years ended December 31, 2002, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

YEAR                                                                AVG. RATE
1998..........................................................       1.1116

1999..........................................................       1.0588

2000..........................................................       0.9207

2001..........................................................       0.8909

2002..........................................................       0.9495

                                  LEGAL MATTERS

      The validity of the Shares offered hereby will be passed upon by E. Lagendijk, general counsel of AEGON.

                                     EXPERTS

      The consolidated financial statements of AEGON included in the Form 20-F incorporated by reference herein have been audited by Ernst & Young Accountants, independent auditors, to the extent and for the periods indicated in their reports thereon and have been incorporated by reference in reliance upon such reports, given upon the authority of such firms as experts in accounting and auditing.

                 WHERE YOU CAN FIND MORE INFORMATION ABOUT AEGON

      AEGON files annual reports with and furnishes other information to the Securities and Exchange Commission. You may read and copy any document filed with or furnished to the SEC by AEGON at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. AEGON's SEC filings are also available to the public through the SEC's web site at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations.

      As allowed by the SEC, this prospectus does not contain all the information you can find in our registration statement or the exhibits to the registration statement. The SEC allows AEGON to "incorporate by reference" information into this prospectus, which means that:

   -  incorporated documents are considered part of this prospectus;

   - AEGON can disclose important information to you by referring you to those documents;

   - information that AEGON files with the SEC after the date of this prospectus that is incorporated by reference in this prospectus automatically updates and supersedes this prospectus; and

   - information that is more recent than is included in this prospectus automatically updates and supersedes information in documents incorporated by reference with a date earlier than this prospectus.

   - This prospectus incorporates by reference the documents of AEGON listed below:

            (a) AEGON's Annual Report on Form 20-F for the fiscal year ended December 31, 2003;

            (b) AEGON's Reports on Form 6-K filed January 15, 2004, January 16, 2004, January 29, 2004, March 16, 2004, April 26, 2004, May 11, 2004,
      May 14, 2004, June 9, 2004, June 14, 2004, August 12, 2004, August 17,
      2004, September 15, 2004, September 22, 2004, September 28, 2004, October 19, 2004, November 8, 2004, November 16, 2004, November 29, 2004, December 6, 2004, and December 13, 2004;

            (c) Description of the Common Stock contained in AEGON's Form F-3 (File No. 333-71438) filed with the Commission on October 11, 2001; and

            (d) All documents and other reports filed by AEGON pursuant to Sections 13(a) and (c), 14 and 15(d) of the 1934 Act that are filed subsequent to the date hereof and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the respective date of filing of each such document.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

      These documents contain important information about AEGON and AEGON's financial condition. You may obtain copies of these documents in the manner described above. You may also request a copy of these filings (excluding exhibits) at no cost by contacting AEGON follows:

       Investor Relations                       Investor Relations
           AEGON N.V.                             AEGON USA, Inc.
          P.O. Box 202                       1111 North Charles Street
       2501 CE The Hague                        Baltimore, MD 21201
         The Netherlands                               USA
     Tel: 011-31-70-344-8305                   Tel: 1-410-576-4577
     Fax: 011-31-70-383-2773                   Fax: 1-410-347-8685
     E-mail: groupir@aegon.nl                 E-mail: ir@aegonusa.com

            ENFORCEMENT OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

      AEGON is an insurance holding corporation organized in The Netherlands. Currently all but one of its directors and executive officers and certain of the experts named herein are residents of The Netherlands or countries other than the United States. A substantial portion of AEGON's assets is located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon AEGON or such persons with respect to matters arising under the federal securities laws. AEGON has been advised that the United States and The Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability -- whether or not predicated solely upon the federal securities laws -- would not be enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, such party may submit to The Netherlands court the final judgment which has been rendered in the United States. To the extent such court finds that fairness and good faith so require, the court in The Netherlands would, under current practice, give binding effect to the final judgment which has been rendered in the United States unless such judgment contravenes The Netherlands' principles of public policy. AEGON has been further advised that, under certain circumstances, a Netherlands court might impose civil liability on AEGON or its directors in a suit predicated solely upon the federal securities laws of the United States brought in a competent court in The Netherlands against AEGON or such persons, if the alleged violation of such laws would be considered a tort under Netherlands' laws.

                                   APPENDIX A

                            ELIGIBILITY REQUIREMENTS

           PARTICIPATING COMPANIES                           ELIGIBILITY REQUIREMENTS*
AEGON Financial Partners Division - CR

   Traditional I...................................    Monthly commissions of $200 or more.(1)

   Traditional II..................................    Monthly commissions of $200 or more.(1)

   Non-Traditional I...............................    Monthly commissions of $1,000 or more.

   Non-Traditional II..............................    Monthly commissions of $1,000 or more.

Western Reserve/InterSecurities....................    Calendar year earned commissions of $50,000 or more.

Worksite Marketing Division........................    Active member of SID Club.(2)

Zahorik............................................    Monthly commissions of $200 or more.

WFG/WGS............................................    Calendar year earned commissions of $20,000 or more on
                                                       affiliates approved products and position of
                                                       Provisional Marketing Director, or above.

Transamerica Life Companies........................    Active Member of the Premier Producer Group (PPG).(3)

--------------------
* Eligibility Requirements are subject to the interpretation of Participating Companies and to change from time to time at the discretion of the Participating Companies. Commissions or compensation must relate to the sale of products written through AEGON affiliated companies or offered by or through the Participating Company which the Participant represents.

(1) Eligibility based on monthly group product commissions must separately satisfy the $200 threshold.

(2) In general, membership in the SID Club requires the agent to be assigned to a qualified agency and the achievement of certain sales criteria which are both established from time to time by the Worksite Marketing Division.

(3) In general, membership in the Premier Producer Group (PPG) requires the achievement of certain sales criteria which are established on an annual basis.

                                   APPENDIX B

                            PARTICIPANT CONTRIBUTIONS

       PARTICIPATING COMPANIES                               PARTICIPANT CONTRIBUTIONS*
AEGON Financial Partners Division  CR Traditional I,
Traditional II and Non-Traditional I and Non-
Traditional II......................................     Participant may elect:(1)

                                                         (a)   Either 2%, 4%, 6%, 8%, 10%, 12%,
                                                               14%, 16%, 18%, 20%, 22%, or 25%
                                                               of total first year commissions;
                                                               or

                                                         (b)   Either 20% or 40% on renewal
                                                               commissions on overrides; or

                                                         (c)   Either 10%, 20%, or 25% of group
                                                               commissions; or

                                                         (d)   100% of renewal commissions on
                                                               universal life policies.

Western Reserve/InterSecurities.....................     Any whole percentage up to 25% of total annual
                                                         commissions.

Worksite Marketing Division.........................     Participant may elect either:(2)

                                                         (a)   2% of first year commissions and
                                                               10% if renewal commissions; or

                                                         (b)   4% of first year commissions and
                                                               20% of renewal commissions.

Zahorik.............................................     Participant may elect either 2.5% or 5.0% of total
                                                         commissions.

WFG/WGS.............................................     Participant may contribute from 1 to 10% of cash
                                                         commissions on Approved Products (whole number %
                                                         only).(3)

Transamerica Life Companies.........................     Any whole percentage up to 25% of total annual
                                                         commissions.

--------------------
* In any event, a Participant's contribution may not exceed the lesser of $120,000 or 25% of the Participant's total commission in any Plan year. The interpretation of the types of commissions which are available for contribution of Participants is subject to the discretion of the Participating Companies. Commissions or compensation must relate to the sale of products written through AEGON affiliated companies or offered by or through the Participating Company which the Participant represents.

(1)   Excludes commissions from catastrophic health policy or rider ("CHIP").

(2)   Excludes commissions from universal life ("UL") policies.

(3) "Approved Products" are the products of WRL and affiliates marketed by World Financial Group.

                                   APPENDIX C

                MATCHING CONTRIBUTIONS BY PARTICIPATING COMPANIES

      PARTICIPATING COMPANIES                       MATCHING CONTRIBUTIONS*(1)
AEGON Financial Partners Division

CR Traditional I and Non-Traditional I...       (a)   2% of first year commissions for
                                                      Participants electing to
                                                      contribute first year
                                                      commissions;

                                                (b)   20% of renewal commissions for
                                                      Participants electing to
                                                      contribute renewal commissions;

                                                (c)   Other amounts at discretion of
                                                      the Individual Division with 30
                                                      days notice of qualification
                                                      requirements; and

                                                (d)   No maximum on amount that may be
                                                      contributed to a Participant.

Traditional II and Non-Traditional II...        None

Western Reserve/InterSecurities...........      (a)   For up to 5% of a Participant's
                                                      contribution, 20% of
                                                      Participant's contribution for
                                                      annual commissions of less than
                                                      $100,000;

                                                (b)   For up to 5% of Participant's
                                                      contribution, 40% of
                                                      Participant's contribution for
                                                      annual commissions of less than
                                                      $150,000 and more than $100,000;

                                                (c)   For up to 5% of Participant's
                                                      contribution, 80% of
                                                      Participant's contribution for
                                                      annual commissions of less than
                                                      $200,000 and more than $150,000;
                                                      and

                                                (d)   Maximum contribution of $4,000
                                                      for any Participant.

Worksite Marketing Division...............      None.

Zahorik...................................      (a)   2.5% of total commissions for
                                                      Participants electing to
                                                      contribute commissions; and

                                                (b)   No maximum on amount that may be
                                                      contributed to a Participant.

WFG/WGS...................................      None.

Transamerica Life Companies(2)............      (a)   Associate level of PPG 0% of
                                                      Participant's contribution.

                                                (b)   Partner level of PPG 15% of
                                                      Participant's contribution.

                                                (c)   Executive level of PPG 20% of
                                                      Participant's contribution.

                                                (d)   Director level of PPG 25% of
                                                      Participant's contribution.

--------------------
* The Participating Companies reserves the right to make additional discretionary contributions, although there is no obligation to do so.

(1) For purposes of Appendix C, commissions exclude any amounts excluded from commissions in Appendix B.

(2)   PPG qualification levels are based upon the accumulation of PPG credits.

                                      C-1